February [__], 2024

Via EDGAR

Richard Alper

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MCI Income Fund VII, LLC
Amendment No. 7 on Form 1-A
Initially Filed January 26, 2024
File No. 024-12073
CIK: 0001954416

Dear Mr. Alper:

This letter is submitted on behalf of MCI Income Fund VII, LLC, a Delaware limited liability company (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated February 6, 2024 with respect to the Issuer’s Amendment No. 6 to Offering Statement on Form 1-A (File No. 024-12073), filed with the Commission on January 26, 2024; the First Amendment to the Issuer’s Offering Statement on Form 1-A/A, filed with the Commission on January 5, 2023; the Second Amendment to the Issuer’s Offering Statement on Form 1-A/A, filed with the Commission on March 23, 2023; the Third Amendment to the Issuer’s Offering Statement on Form 1-A/A, filed with the Commission on June 21, 2023; the Fourth Amendment to the Issuer’s Offering Statement on Form 1-A/A, filed with the Commission on November 13, 2023; and the Fifth Amendment to the Issuer’s Offering Statement on Form 1-A/A, filed with the Commission on December 14, 2023 (together, the “Offering Statement”). This letter is being submitted contemporaneously with the filing of the seventh amendment of the Offering Statement (the “Seventh Amendment”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in the Third Amendment.

For ease of reference, the Staff’s comments contained in the Comment Letter are reprinted below in bold, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response of the Issuer.

1)	Please revise your interim financial statements to include statements of comprehensive income and statements of cash flows for the comparable period of the preceding fiscal year (i.e., the period from August 26, 2022 (Inception) through September 30, 2022) and to include the footnote disclosures required by GAAP.

Issuer’s Response: The Issuer directs the Staff to the revised exhibits set forth on F-2 – F-7 under “Financial Statements” to include statements of comprehensive income and statements of cash flows for the comparable period of the preceding fiscal year and to include the footnote disclosures required by GAAP.

2)	Please revise your signatures page to include the statement “This offering statement has been signed by the following persons in the capacities and on the dates indicated” above the appropriate signatures.

Issuer’s Response: The Issuer directs the Staff to the revised Signatures Page on page [III-2] of the Amendment.

Sincerely,

/s/ Charles McCarthy
Charles McCarthy
Associate